UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  April 2, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TOTAL VOTING RIGHTS

TOTAL NUMBER OF VOTING RIGHTS AND SHARE CAPITAL IN NOVO NORDISK A/S AS OF 31 MARCH 2008.

In accordance with Section 6 of the Danish Statutory Order on Issuers Disclosure Obligations, Novo Nordisk is required to publish the total number of voting rights and the size of the share capital in Novo Nordisk as per the end of the month where changes have occurred.

Referring to Stock Exchange Announcement no 15/2008 dated 12 March 2008 announcing the result of the ordinary Annual General Meeting, please find below a statement regarding the total number of voting rights and share capital in Novo Nordisk as per 31 March 2008. The adoption of agenda item 6.5.1 at the Annual General Meeting on 12 March 2008 means that following the Annual General Meeting each B share of DKK 1.00 (the present denomination of Novo Nordisk's shares) will carry 100 votes and each A share of DKK 1.00 will carry 1,000 votes. The voting ratio between the A and B shares has not been affected by the change.

NUMBER OF SHARES (NOMINAL VALUE         NOMINAL VALUE (DKK)      NUMBER OF VOTES
                          DKK 1)

A SHARES            107,487,200                107,487,200       107,487,200,000

B SHARES            539,472,800                539,472,800        53,947,280,000

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,000 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                          Investors:

Outside North America:          Outside North America:
Elin K Hansen                   Mads Veggerby Lausten
Tel: (+45) 4442 3450            Tel: (+45) 4443 7919
ekh@novonordisk.com             mlau@novonordisk.com

                                Hans Rommer
                                Tel: (+45) 4442 4765
                                hrmm@novonordisk.com

In North America:               In North America:
Sean Clements                   Christian Qvist Frandsen
Tel: (+1) 609 514 8316          Tel: (+1) 609 919 7937
secl@novonordisk.com            cqfr@novonordisk.com

Stock Exchange Announcement no 18 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 2, 2008                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer